                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*


                            Axent Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05459C 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, se the Notes).







POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                Page 1 of 8 pages


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-------------------------                              -------------------------
  CUSIP No. 05459C 10 8           SCHEDULE 13G           Page 2 of 8 Page
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greylock Equity Limited Partnership
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                5.   SOLE VOTING POWER

                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0
    EACH        ----------------------------------------------------------------
 REPORTING      7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:            0
                ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)*

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

      PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 05459C 10 8           SCHEDULE 13G           Page 3 of 8 Page
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greylock Equity GP Limited Partnership
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                5.   SOLE VOTING POWER

                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0
    EACH        ----------------------------------------------------------------
 REPORTING      7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:            0
                ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)*

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

      PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 05459C 10 8           SCHEDULE 13G           Page 4 of 8 Page
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Henry F. McCance
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                5.   SOLE VOTING POWER

                     14,989
 NUMBER OF      ----------------------------------------------------------------
   SHARES       6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0
    EACH        ----------------------------------------------------------------
 REPORTING      7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:            14,989
                ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,206
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.08%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)         Name of Issuer:
---------         ---------------

                  Axent Technologies, Inc.
                  (previously filed under Raptor Systems, Inc.)

Item 1(b)         Address of Issuer's Principal Executive Offices:
---------         ------------------------------------------------

                  2400 Research Boulevard, Suite 200
                  Rockville, MD 20850

Item 2(a)         Name of Person Filing:
---------         ----------------------

                  Greylock Equity Limited Partnership ("GELP"); Greylock Equity GP Limited Partnership ("GEGPLP"), the General Partner of GELP; Henry F. McCance, the Managing General Partner of GEGPLP (the "Managing General Partner").

Item 2(b)         Address of Principal Business Office or, if none, Residence:
---------         ------------------------------------------------------------

                  The address of the reporting persons is:

                  One Federal Street
                  Boston, Massachusetts 02110

Item 2(c)         Citizenship:
---------         ------------

                  GELP is a limited partnership organized under the laws of the State of Delaware. GEGPLP is a limited partnership organized under the laws of the State of Delaware. Mr. McCance is a citizen of the United States.

Item 2(d)         Title of Class of Securities:
---------         -----------------------------

                  Common Stock, no par value (the "Common Stock").

Item 2(e)         CUSIP Number:
---------         -------------

                  05459C 10 8

Item 3            Description of Person Filing:
------            -----------------------------

                  Not applicable.

Item 4            Ownership(1):
------            -----------

                  (a)      Amount Beneficially Owned:
                           --------------------------

                           GELP is not the beneficial owner of any shares of Common Stock. GEGPLP, the General Partner of GELP, is not the beneficial owner of any shares of Common Stock. Mr. McCance may be deemed


--------------------
     (1)   As of December 31, 1998.

                                Page 5 of 8 pages


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                           to beneficially own 21,206 shares of Common Stock.
                           The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this statement.

                  (b)      Percent of Class:
                           -----------------

                           GELP:                              0.00%
                           GEGPLP:                            0.00%
                           Mr. McCance:                       0.08%

                  (c)      Number of Shares as to which the person has:
                           --------------------------------------------

                           (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                           GELP does not have power to vote or dispose of any shares of Common Stock. GEGPLP, as General Partner of GELP, does not have power to vote or dispose of any shares of Common Stock. Mr. McCance may be deemed to have sole power to vote and sole power to dispose of 14,989 shares of Common Stock.

Item 5            Ownership of Five Percent or Less of a Class:
------            --------------------------------------------

                  This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities.

Item 6            Ownership of More than Five Percent on Behalf of Another
------            --------------------------------------------------------
                  Person:
                  -------

                  Not applicable.

Item 7            Identification and Classification of the Subsidiary Which
------            ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company:
                  --------

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:
------            ---------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group:
------            ------------------------------

                  Not applicable.

Item 10           Certification:
-------           --------------

                  Not applicable.



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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


     DATED: February 11, 1999


                                     GREYLOCK EQUITY LIMITED PARTNERSHIP


                                     By: Greylock Equity GP Limited Partnership
                                         General Partner


                                         By:  /s/ Henry F. McCance
                                             -----------------------------------
                                             Henry F. McCance
                                             Managing General Partner


                                     GREYLOCK EQUITY GP LIMITED PARTNERSHIP


                                     By:  /s/ Henry F. McCance
                                         ---------------------------------------
                                         Henry F. McCance
                                         Managing General Partner

                                      /s/ Henry F. McCance
                                     -------------------------------------------
                                     Henry F. McCance




                                Page 7 of 8 pages